RESULTS OF SPECIAL MEETING OF SHAREHOLDERS

At a Special Meeting of Shareholders of the Biltmore Momentum/ Dynamic ETF Fund the Fund, held at the offices of Gemini Fund Services, LLC, 450 Wireless Boulevard, Hauppauge, NY 11788, on Friday, October 30, 2009, shareholders of record at the close of business on August 31, 2009 voted to approve the following proposals:

Proposal 1: Ratification of an Interim Investment Advisory
Agreement between the Trust and Winans International, Inc.
the Funds proposed sub-adviser.

Shares Voted		Shares Voted Against
In Favor		or Abstentions
715,407		        594,502


Proposal 2: Approve of a new Investment Advisory Agreement between the Trust and WI Mutual Funds, LLC, the FundS investment adviser.

Shares Voted		Shares Voted Against
In Favor		or Abstentions
715,407			594,502

Proposal 3: Approve a new Investment Sub-Advisory Agreement between WI Mutual Funds, LLC and Winans International, Inc.

shares Voted		Shares Voted Against
In Favor		or Abstentions
715,407			594,502